Exhibit 99.1

VNET Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

BEIJING, March 27, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

“Throughout 2023, we strongly executed our effective dual-core strategy amid the steady economic recovery, ending the year on a solid note,” said Jeff Dong, Chief Executive Officer of VNET. “We extended our track record of timely, high-quality deliveries with 8,321 self-built cabinets delivered, meeting our 2023 target, with our overall utilization rate increasing to 59.0% compared with 55.0% one year ago. We also effectively leveraged advanced technology and IDC resources to develop reliable solutions for the increasing demand driven by AI applications in various industries. Heading into 2024, we will continue to build on our core capabilities to capture opportunities arising from AI development and facilitate digital transformation across a broad spectrum of verticals.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “We delivered robust 2023 results through our strategic focus on high-quality revenues. Our fourth quarter net revenues reached RMB1.90 billion and adjusted EBITDA increased by 3.8% year-over-year to RMB440.2 million. For the full year, our net revenues increased by 4.9% year-over-year to RMB7.41 billion and adjusted EBITDA improved by 8.9% to RMB2.04 billion. We have also made meaningful strides in refinancing projects recently, completing the US$299 million strategic investment from SDHG in December, as well as the repurchase payment of US$600 million relating to our Convertible Senior Notes due 2026 in February 2024. Looking ahead, we will remain committed to creating long-term, sustainable value for all of our stakeholders.”

Fourth Quarter 2023 Financial Highlights

•	Net revenues increased to RMB1.90 billion (US$267.4 million) from RMB1.88 billion in the same period of 2022.

•	Adjusted cash gross profit (non-GAAP) increased to RMB741.7 million (US$104.5 million) from RMB740.1 million in the same period of 2022. Adjusted cash gross margin (non-GAAP) was 39.1%, compared with 39.4% in the same period of 2022.

•	Adjusted EBITDA (non-GAAP) increased by 3.8% to RMB440.2 million (US$62.0 million) from RMB424.3 million in the same period of 2022. Adjusted EBITDA margin (non-GAAP) was 23.2%, compared with 22.6% in the same period of 2022.

Full Year 2023 Financial Highlights

•	Net revenues increased by 4.9% to RMB7.41 billion (US$1.04 billion) from RMB7.07 billion in the full year of 2022.

•	Adjusted cash gross profit (non-GAAP) increased by 4.6% to RMB2.98 billion (US$419.3 million) from RMB2.85 billion in the full year of 2022. Adjusted cash gross margin (non-GAAP) was 40.2%, compared to 40.3% in the full year of 2022.

•	Adjusted EBITDA (non-GAAP) increased by 8.9% to RMB2.04 billion (US$287.2 million) from RMB1.87 billion in the full year of 2022. Adjusted EBITDA margin (non-GAAP) was 27.5%, compared with 26.5% in the full year of 2022.

Fourth Quarter 2023 Operational Highlights

•	Total cabinets under management were 93,597 as of December 31, 2023, compared with 88,922 as of September 30, 2023 and 87,322 as of December 31, 2022.

•	Cabinets utilized by customers increased by 2,827 in the fourth quarter of 2023 and reached 55,235 as of December 31, 2023, compared with 52,408 as of September 30, 2023 and 48,016 as of December 31, 2022.

•	Overall utilization rate of cabinets[1] was 59.0% as of December 31, 2023, compared with 58.9% as of September 30, 2023 and 55.0% as of December 31, 2022.

•	Retail IDC MRR[2] per cabinet was RMB9,477 in the fourth quarter of 2023, compared with RMB9,495 in the third quarter of 2023 and RMB9,371 in the fourth quarter of 2022.

Fourth Quarter 2023 Financial Results

NET REVENUES: Net revenues in the fourth quarter of 2023 were RMB1.90 billion (US$267.4 million), representing an increase of 0.9% from RMB1.88 billion in the same period of 2022. The year-over-year increase was mainly driven by the continued growth of our core businesses.

GROSS PROFIT: Gross profit in the fourth quarter of 2023 was RMB290.9 million (US$41.0 million), compared with RMB328.4 million in the same period of 2022. Gross margin in the fourth quarter of 2023 was 15.3%, compared with 17.5% in the same period of 2022. The year-over-year decrease was primarily attributable to an increase in depreciation and amortization expenses as additional data centers were put into service during the past quarters.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB741.7 million (US$104.5 million) in the fourth quarter of 2023, compared with RMB740.1 million in the same period of 2022. Adjusted cash gross margin (non-GAAP) in the fourth quarter of 2023 was 39.1%, compared with 39.4% in the same period of 2022.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2023 were RMB2.50 billion (US$352.5 million), compared with RMB345.7 million in the same period of 2022. The increase in operating expenses was primarily due to impairment of long-lived assets of RMB506.7 million (US$71.4 million), impairment of goodwill of RMB1.36 billion (US$192.1 million) and allowance of loan receivables of RMB287.9 million (US$40.6 million). Excluding the impairment of long-lived assets, impairment of goodwill and allowance of loan receivables, total operating expenses in the fourth quarter of 2023 were RMB343.7 million (US$48.4 million).

Sales and marketing expenses in the fourth quarter of 2023 were RMB73.3 million (US$10.3 million), compared with RMB76.4 million in the same period of 2022.

Research and development expenses in the fourth quarter of 2023 were RMB80.7 million (US$11.4 million), compared with RMB84.1 million in the same period of 2022.

General and administrative expenses in the fourth quarter of 2023 were RMB148.5 million (US$20.9 million), compared with RMB156.2 million in the same period of 2022.

Impairment of long-lived assets in the fourth quarter of 2023 was RMB506.7 million (US$71.4 million). As a result of the weaker-than-expected operations of several data centers and our preemptive plan to consolidate several data centers, the impairment of long-lived assets was recorded based on the Company's assessment, which was the excess of the carrying amount of the asset groups over their fair value.

Impairment of goodwill in the fourth quarter of 2023 was RMB1.36 billion (US$192.1 million), which represented the amount by which the carrying value of the reporting unit exceeded its fair value.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, allowance of loan receivables, impairment of long-lived assets and impairment of goodwill were RMB334.2 million (US$47.1 million) in the fourth quarter of 2023, compared with RMB355.4 million in the same period of 2022. As a percentage of net revenues, adjusted operating expenses in the fourth quarter of 2023 were 17.6%, compared with 18.9% in the same period of 2022.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the fourth quarter of 2023 was RMB440.2 million (US$62.0 million), representing an increase of 3.8% from RMB424.3 million in the same period of 2022. Adjusted EBITDA margin (non-GAAP) in the fourth quarter of 2023 was 23.2%, compared with 22.6% in the same period of 2022.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the fourth quarter of 2023 was RMB2.44 billion (US$344.1 million), compared with a net loss attributable to VNET Group, Inc. of RMB64.2 million in the same period of 2022.

LOSS PER SHARE: Basic and diluted loss per share in the fourth quarter of 2023 were both RMB2.65 (US$0.37), equivalent to both RMB15.88 (US$2.22) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of December 31, 2023, the aggregate amount of the Company’s cash and cash equivalents, restricted cash, and short-term investments was RMB5.46 billion (US$768.4 million).

Net cash generated from operating activities, in the fourth quarter of 2023, was RMB730.7 million (US$102.9 million), compared with RMB407.5 million in the same period of 2022.

Full Year 2023 Financial Results

NET REVENUES: Net revenues in the full year of 2023 increased by 4.9% to RMB7.41 billion (US$1.04 billion) from RMB7.07 billion in the full year of 2022.

GROSS PROFIT: Gross profit in the full year of 2023 was RMB1.29 billion (US$182.0 million), representing a decrease of 4.8 % from RMB1.36 billion in the full year of 2022. Gross margin in the full year of 2023 was 17.4%, compared to 19.2% in the full year of 2022. The year-over-year decrease was primarily attributable to an increase in depreciation and amortization expenses as additional data centers were put into service during the past quarters.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB2.98 billion (US$419.3 million) in the full year of 2023, compared to RMB2.85 billion in the full year of 2022. Adjusted cash gross margin (non-GAAP) in the full year of 2023 was 40.2%, compared to 40.3% in the full year of 2022.

OPERATING EXPENSES: Total operating expenses in the full year of 2023 were RMB3.26 billion (US$459.6 million), compared to RMB1.24 billion in the full year of 2022. The increase in operating expenses was primarily due to impairment of long-lived assets of RMB506.7 million (US$71.4 million), impairment of goodwill of RMB1.36 billion (US$192.1 million) and allowance of loan receivables of RMB287.9 million (US$40.6 million). Excluding the impairment of long-lived assets, impairment of goodwill and allowance of loan receivables, total operating expenses in the full year of 2023 were RMB1.10 billion (US$155.6 million).

Sales and marketing expenses in the full year of 2023 were RMB266.2 million (US$37.5 million), compared to RMB311.9 million in the full year of 2022.

Research and development expenses in the full year of 2023 were RMB322.2 million (US$45.4 million), compared to RMB306.8 million in the full year of 2022.

General and administrative expenses in the full year of 2023 were RMB541.9 million (US$76.3 million), compared to RMB642.9 million in the full year of 2022.

Impairment of long-lived assets in the full year of 2023 was RMB506.7 million (US$71.4 million). As a result of the weaker-than-expected operations of several data centers and our preemptive plan to consolidate several data centers, the impairment of long-lived assets was recorded based on the Company's assessment, which was the excess of the carrying amount of the asset groups over their fair value..

Impairment of goodwill in the full year of 2023 was RMB1.36 billion (US$192.1 million), which represented the amount by which the carrying value of the reporting unit exceeded its fair value.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, allowance of loan receivables, impairment of long-lived assets and impairment of goodwill, were RMB1.07 billion (US$150.6 million) in the full year of 2023, compared to RMB1.08 billion in the full year of 2022. As a percentage of net revenues, adjusted operating expenses in the full year of 2023 were 14.4%, compared to 15.3% in the full year of 2022.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the full year of 2023 was RMB2.04 billion (US$287.2 million), representing an increase of 8.9% from RMB1.87 billion in the full year of 2022. Adjusted EBITDA margin (non-GAAP) in the full year of 2023 was 27.5%, compared to 26.5% in the full year of 2022.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the full year of 2023 was RMB2.64 billion (US$372.4 million), compared to a net loss attributable to VNET Group, Inc. of RMB776.0 million in the full year of 2022. Net loss attributable to VNET Group, Inc. in the full year of 2023 included impairment of long-lived assets of RMB506.7 million (US$71.4 million) and impairment of goodwill of RMB1.36 billion (US$192.1 million).

LOSS PER SHARE: Basic and diluted loss per share in the full year of 2023 were both RMB2.93 (US$0.41), equivalent to both RMB17.58 (US$2.46) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities, in the full year of 2023, was RMB2.06 billion (US$290.6 million), compared to RMB2.60 billion in the full year of 2022.

Business Outlook

For the full year of 2024, the Company currently expects total net revenues to be between RMB7,800 million to RMB8,000 million, representing a year-over-year growth of 5.2% to 7.9%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,220 million to RMB2,280 million, representing a year-over-year growth of 8.9% to 11.8%.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, March 27, 2024, or 9:00 AM Beijing Time on Thursday, March 28, 2024.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Fourth Quarter and Full Year 2023 Earnings Conference Call

Registration Link:	https://register.vevent.com/register/BI01afd4eb10454db2896df1e2811701fa

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’' internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,661,321	2,243,537	315,996
Restricted cash	327,673	2,854,568	402,057
Accounts and notes receivable, net	1,763,693	1,715,975	241,690
Short-term investments	-	356,820	50,257
Prepaid expenses and other current assets	2,147,500	2,375,341	334,560
Amounts due from related parties	152,089	277,237	39,048
Total current assets	7,052,276	9,823,478	1,383,608

Non-current assets:
Property and equipment, net	11,964,498	13,024,393	1,834,447
Intangible assets, net	1,497,131	1,383,406	194,849
Land use rights, net	576,020	602,503	84,861
Operating lease right-of-use assets, net	3,503,925	4,012,329	565,125
Goodwill	1,364,191	-	-
Restricted cash	500	882	124
Deferred tax assets, net	196,098	247,644	34,880
Long-term investments, net	242,194	757,949	106,755
Other non-current assets	551,572	533,319	75,116
Total non-current assets	19,896,129	20,562,425	2,896,157
Total assets	26,948,405	30,385,903	4,279,765

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	-	30,000	4,225
Accounts and notes payable	713,628	696,177	98,054
Accrued expenses and other payables	2,410,479	2,783,102	391,992
Advances from customers	1,157,963	1,605,247	226,094
Deferred revenue	95,078	95,477	13,448
Income taxes payable	42,017	35,197	4,957
Amounts due to related parties	6,928	356,080	50,153
Current portion of long-term borrowings	484,020	723,325	101,878
Current portion of finance lease liabilities	206,260	115,806	16,311
Current portion of deferred government grants	3,646	8,062	1,136
Current portion of operating lease liabilities	674,288	780,164	109,884
Convertible promissory notes	537,778	4,208,495	592,754
Total current liabilities	6,332,085	11,437,132	1,610,886

VNET GROUP, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Non-current liabilities:
Long-term borrowings	3,049,856	5,113,521	720,224
Convertible promissory notes	5,859,259	1,769,946	249,292
Derivative liability	-	188,706	26,579
Non-current portion of finance lease liabilities	1,047,640	1,159,525	163,316
Unrecognized tax benefits	87,174	98,457	13,867
Deferred tax liabilities	682,580	688,362	96,954
Deferred government grants	2,672	145,112	20,439
Non-current portion of operating lease liabilities	2,905,283	3,270,759	460,677
Total non-current liabilities	13,634,464	12,434,388	1,751,348

Shareholders’ equity
Ordinary shares	60	107	15
Additional paid-in capital	15,239,926	17,291,312	2,435,430
Accumulated other comprehensive income (loss)	11,022	(14,343)	(2,020)
Statutory reserves	77,996	80,615	11,354
Accumulated deficit	(8,369,868)	(11,016,323)	(1,551,617)
Treasury stock	(349,523)	(326,953)	(46,050)
Total VNET Group, Inc. shareholders’ equity	6,609,613	6,014,415	847,112
Noncontrolling interest	372,243	499,968	70,419
Total shareholders’ equity	6,981,856	6,514,383	917,531
Total liabilities and shareholders’ equity	26,948,405	30,385,903	4,279,765

VNET GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,880,673	1,886,924	1,898,480	267,395	7,065,232	7,412,930	1,044,089
Cost of revenues	(1,552,298)	(1,580,446)	(1,607,602)	(226,426)	(5,706,976)	(6,120,445)	(862,047)
Gross profit	328,375	306,478	290,878	40,969	1,358,256	1,292,485	182,042

Operating income (expenses)
Other operating income	12,965	26,706	32,293	4,548	60,013	106,273	14,968
Sales and marketing expenses	(76,363)	(64,077)	(73,286)	(10,322)	(311,917)	(266,207)	(37,494)
Research and development expenses	(84,137)	(80,673)	(80,671)	(11,362)	(306,842)	(322,220)	(45,384)
General and administrative expenses	(156,228)	(137,931)	(148,455)	(20,909)	(642,945)	(541,850)	(76,318)
Allowance for doubtful debt	(41,983)	(18,316)	(361,471)	(50,912)	(35,409)	(368,505)	(51,903)
Impairment of long-lived assets	-	-	(506,686)	(71,365)	-	(506,686)	(71,365)
Impairment of goodwill	-	-	(1,364,191)	(192,142)	-	(1,364,191)	(192,142)
Total operating expenses	(345,746)	(274,291)	(2,502,467)	(352,464)	(1,237,100)	(3,263,386)	(459,638)

Operating (loss) profit	(17,371)	32,187	(2,211,589)	(311,495)	121,156	(1,970,901)	(277,596)
Interest income	8,756	12,887	13,196	1,859	31,574	41,802	5,888
Interest expense	(72,923)	(91,800)	(78,877)	(11,110)	(273,305)	(312,172)	(43,969)
Impairment of long-term investment	-	(11,115)	(51)	(7)	-	(11,166)	(1,573)
Other income	6,872	7,536	4,452	627	17,328	27,344	3,851
Other expenses	(22,380)	(10,975)	(1,199)	(169)	(26,599)	(16,086)	(2,266)
Changes in the fair value of financial liabilities	(48,510)	266	(187,648)	(26,430)	22,626	(165,930)	(23,371)
Foreign exchange gain (loss)	89,048	24,606	89,426	12,595	(523,235)	(78,965)	(11,122)
Loss before income taxes and (loss) gain from equity method investments	(56,508)	(36,408)	(2,372,290)	(334,130)	(630,455)	(2,486,074)	(350,158)
Income tax expenses	(101)	(6,317)	(50,626)	(7,131)	(133,464)	(114,374)	(16,109)
(Loss) gain from equity method investments	(828)	2,842	(372)	(52)	1,925	3,279	462
Net loss	(57,437)	(39,883)	(2,423,288)	(341,313)	(761,994)	(2,597,169)	(365,805)
Net profit attributable to noncontrolling interest	(6,807)	(10,579)	(19,500)	(2,747)	(13,958)	(46,667)	(6,573)
Net loss attributable to VNET Group, Inc.	(64,244)	(50,462)	(2,442,788)	(344,060)	(775,952)	(2,643,836)	(372,378)

Loss per share
Basic	(0.07)	(0.06)	(2.65)	(0.37)	(0.87)	(2.93)	(0.41)
Diluted	(0.07)	(0.06)	(2.65)	(0.37)	(0.87)	(2.93)	(0.41)
Shares used in loss per share computation
Basic*	888,327,554	889,058,872	923,034,050	923,034,050	886,817,620	901,143,138	901,143,138
Diluted*	888,327,554	889,058,872	923,034,050	923,034,050	886,817,620	901,143,138	901,143,138

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.42)	(0.36)	(15.88)	(2.22)	(5.22)	(17.58)	(2.46)
Diluted	(0.42)	(0.36)	(15.88)	(2.22)	(5.22)	(17.58)	(2.46)

 * Shares used in loss per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	328,375	306,478	290,878	40,969	1,358,256	1,292,485	182,042
Plus: depreciation and amortization*	409,825	431,933	450,859	63,502	1,487,438	1,684,842	237,305
Plus: share-based compensation expenses	1,893	-	-	-	563	-	-
Adjusted cash gross profit	740,093	738,411	741,737	104,471	2,846,257	2,977,327	419,347
Adjusted cash gross margin	39.4%	39.1%	39.1%	39.1%	40.3%	40.2%	40.2%

Operating expenses	(345,746)	(274,291)	(2,502,467)	(352,465)	(1,237,100)	(3,263,386)	(459,638)
Plus: share-based compensation expenses	(9,684)	9,475	9,479	1,335	117,607	35,296	4,971
Plus: compensation for postcombination employment in an acquisition	-	-	-	-	37,398	-	-
Plus: allowance of loan receivables	-	-	287,900	40,550	-	287,900	40,550
Plus: impairment of long-lived assets	-	-	506,686	71,365	-	506,686	71,365
Plus: impairment of goodwill	-	-	1,364,191	192,142	-	1,364,191	192,142
Adjusted operating expenses	(355,430)	(264,816)	(334,211)	(47,073)	(1,082,095)	(1,069,313)	(150,610)

Operating (loss) profit	(17,371)	32,187	(2,211,589)	(311,495)	121,156	(1,970,901)	(277,596)
Plus: depreciation and amortization*	449,469	466,285	483,579	68,111	1,595,942	1,816,228	255,810
Plus: share-based compensation expenses	(7,791)	9,475	9,479	1,335	118,170	35,296	4,971
Plus: compensation for postcombination employment in an acquisition	-	-	-	-	37,398	-	-
Plus: allowance of loan receivables	-	-	287,900	40,550	-	287,900	40,550
Plus: impairment of long-lived assets	-	-	506,686	71,365	-	506,686	71,365
Plus: impairment of goodwill	-	-	1,364,191	192,142	-	1,364,191	192,142
Adjusted EBITDA	424,307	507,947	440,246	62,008	1,872,666	2,039,400	287,242
Adjusted EBITDA margin	22.6%	26.9%	23.2%	23.2%	26.5%	27.5%	27.5%

* Before the deduction of government grants for three months ended September 30, 2023, three months ended December 31, 2023 and twelve months ended December 31, 2023.

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2022	September 30, 2023	December 31, 2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(57,437)	(39,883)	(2,423,288)	(341,313)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	449,469	461,603	481,067	67,757
Share-based compensation expenses	(7,791)	9,475	9,479	1,335
Others	131,774	130,633	2,333,785	328,707
Changes in operating assets and liabilities
Accounts and notes receivable	(109,803)	(70,896)	311,035	43,808
Prepaid expenses and other current assets	175,880	(48,380)	(9,076)	(1,278)
Accounts and notes payable	65,879	21,763	(76,250)	(10,740)
Accrued expenses and other payables	(53,481)	(54,577)	68,523	9,651
Deferred revenue	(774)	36,008	(24,005)	(3,381)
Advances from customers	(46,355)	124,816	31,500	4,437
Others	(139,873)	(116,249)	27,910	3,930
Net cash generated from operating activities	407,488	454,313	730,680	102,913

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(898,459)	(946,444)	(1,017,474)	(143,308)
Purchases of intangible assets	(17,132)	(18,228)	(20,188)	(2,843)
(Payments for) proceeds from investments	(209,998)	144,516	(346,056)	(48,741)
(Payments for) proceeds from other investing activities	(207,794)	70,010	(18,217)	(2,566)
Net cash used in investing activities	(1,333,383)	(750,146)	(1,401,935)	(197,458)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	156,912	756,101	638,706	89,960
Repayments of bank borrowings	(56,390)	(78,050)	(85,640)	(12,062)
Proceeds from issuance of ordinary shares	-	-	2,120,243	298,630
Repayments of 2025 Convertible Notes	-	(148,842)	-	-
Payments for finance lease	63,068	(30,366)	(28,482)	(4,012)
Proceeds from other financing activities	9,500	216,711	112,846	15,894
Net cash generated from financing activities	173,090	715,554	2,757,673	388,410

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(13,774)	(12,476)	(11,645)	(1,640)
Net (decrease) increase in cash, cash equivalents and restricted cash	(766,579)	407,245	2,074,773	292,225
Cash, cash equivalents and restricted cash at beginning of period	3,756,073	2,616,969	3,024,214	425,952
Cash, cash equivalents and restricted cash at end of period	2,989,494	3,024,214	5,098,987	718,177